Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

October 10, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise XRP ETF
File No. 333-282465

Dear Ms. Tillan, Mr. Brunhofer, Mr. Brown and Ms. Berkheimer:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise XRP ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 22, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide us a copy of your fact sheet for our review.

Response to Comment 1

The Registrant will provide the fact sheet in the future under separate cover when such fact sheet is available.

Comment 2 – The Trust’s Fees and Expenses, page 5

Please revise the disclosure under the section entitled, “The Trust’s Fees and Expenses” to clarify whether the Sponsor will assume the fees of the XRP Trading Counterparties in connection with the purchase and sale of XRP under the Trust-Directed Trade Model.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary:

The Sponsor will not assume the fees of XRP Trading Counterparties in connection with their purchase and sale of XRP.

October 10, 2025

Comment 3 – Risk Factors – XRP is a relatively new technological innovation with a limited operating history, page 17

To provide context for this risk factor, please specifically state how long XRP has been traded, and how long it has been traded in the United States.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure.

XRP began trading in 2012 and in the United States in 2013, with a temporary suspension on many exchanges from late 2020 to mid-2023.

Comment 4 – Risk Factors – The significant holdings of XRP by Ripple Labs and other early stakeholders, page 18

Please revise this risk factor to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris Larsen.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure:

It is widely believed, though unconfirmed, that early founders of Ripple Labs, including Chris Larsen and Jed McCaleb, still hold significant amounts of XRP. This concentration of ownership could give them disproportionate influence over the system’s governance. In addition, any perceived selling activity from wallets purportedly linked to these individuals or other early XRP stakeholders could have a negative impact on the price of XRP.

October 10, 2025

Comment 5 – Risk Factors – If a malicious actor obtains control of more than 80% of the validating nodes on the XRP Ledger, page 25

In this risk factor, or in an appropriate place, please address the April 2025 malware attack on the JavaScript library for the XRP Ledger.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure:

In April 2025, a malware attack was discovered in a widely used open-source JavaScript library associated with the XRP Ledger. The malicious code was inserted through a supply chain vulnerability and had the potential to compromise applications built using the affected library. While the core XRP Ledger protocol and validator infrastructure were not directly compromised, some third-party applications that integrated the compromised library may have been exposed to risks, including unauthorized access to user data and disruption of application functionality. The vulnerability was identified and remediated by the developer community shortly after discovery, and no material exploitation of the malware has been publicly confirmed. However, the incident highlights the XRP Ledger’s reliance on third-party software components. Future incidents of a similar nature could adversely affect confidence in the XRP Ledger, disrupt applications that interface with the XRP Ledger, impair network reliability, or otherwise negatively impact the value of the Shares or the Trust’s ability to operate.

Comment 6 – XRP, XRP Market and Regulation of XRP, page 62

Please revise this section to address the following:

●	Further discuss the role of Ripple Labs and the XRP Ledger Foundation within the XRP ecosystem.

●	Disclose the nature and number of decentralized applications developed on the XRP Ledger, as well as active developers, to the extent known.

October 10, 2025

Response to Comment 6

Pursuant to the Staff’s comment, the reference section of the Registration Statement has been revised to include the following disclosure:

Ripple Labs is a private company that developed XRP and the XRP Ledger and continues to support the development of the XRP Ledger and XRP ecosystem. As of March 31, 2025, Ripple Labs held 4.5 billion XRP with an additional 37.1 billion XRP in escrowed accounts. Each month, certain escrow accounts release to Ripple Labs 1 billion XRP for use in operational and market purposes. Ripple Labs has historically returned a majority of this monthly unlock back into new escrow accounts. To generate revenue, Ripple Labs periodically sells XRP to institutions and on the open market through programmatic sales. Ripple Labs manages various businesses that utilize XRP, including RippleNet, a payment network for financial institutions to make cross-border payments, and ODL, a liquidity service within RippleNet. Additionally, Ripple Labs publishes a unique nodes list of validators that it trusts to accept or reject transactions on the XRP ledger. The default configuration of the XRP ledger uses this unique nodes list, as well as a second list published by the XRP Ledger Foundation. As of August 2025, Ripple Labs operates one of the 35 validators on the unique nodes list.

The XRP Ledger Foundation is a non-profit foundation formed on November 24, 2024. Its purpose is to promote the adoption of the XRP Ledger and support the XRP Ledger’s continued operation. It oversees network security, undertakes software updates, engages in regulatory advocacy, manages intellectual property, and provides resources to developers building on XRP Ledger. The Foundation is run by a board comprised of both permanent and rotating members. Permanent members include representatives from XRPL Commons, Ripple, XAO DAO and XRPL Labs. Rotating members are elected by the permanent members. In 2020, a predecessor foundation of the same name received initial funding of $6.5 million from organizations affiliated with the XRP ecosystem, including Ripple Labs.

. . .

The XRP Ledger supports a wide range of capabilities. Transactions on the XRP Ledger can take place in multiple currencies, and features exist that allow users to send and receive U.S. dollars, stablecoins, and various crypto assets (including XRP itself), as well as execute cross-currency payments. The XRP Ledger has a built-in decentralized exchange and an auto-routing mechanism (called ‘Pathfinding’ or ‘Auto-Bridging’) that helps execute these different types of transactions. In addition to these features, the XRP Ledger has several features that enable developers to build decentralized applications on it, including smart contract-like logic at the protocol level and sidechains. As of September 29, 2025, according to Electric Capital’s Developer Dashboard the XRP Ledger had 62 full-time developers and 175 monthly active developers. According to XRPLEVM.org, the XRP ecosystem hosts 58 decentralized applications that include applications for services such as: crypto-wallets, decentralized crypto trading, non-fungible token (NFT) issuance and trading.

October 10, 2025

Comment 7 – The Trust and XRP Prices – Staking, page 71

In the subsection entitled, “Purchase and Sale of XRP – Trust-Directed Trade Model,” please clarify whether, and to what extent, any of the XRP Trading Counterparties are affiliated with, or have any material relationships with, any of the Authorized Participants.

Response to Comment 7

The Registrant currently has not executed any Authorized Participant Agreements. To the extent that an Authorized Participant is affiliated with, or has material relationships with, any XRP Trading Counterparty, the Registrant represents and warrants that the Registration Statement will include disclosure regarding such affiliation or material relationship.

Comment 8 – The CME CF XRP - Dollar Reference Rate - New York Variant, page 72

We do not see disclosure regarding a license agreement with the Benchmark Provider. Please tell us whether you intend to enter into an agreement with the Benchmark Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.

Response to Comment 8

The Registrant confirms that it intends to enter into a license agreement with the Benchmark Provider prior to effectiveness of the Registration Statement.

Comment 9 – Calculation of NAV, page 76

Please address the following points in your next amendment and/or response letter, as applicable:

●	With a view towards revised disclosure, please tell us whether you have agreements with any third parties for use of their valuation methods. We may have further comments based upon your response and any revisions.

●	Please revise your disclosure to state whether you have an agreement with a Secondary Source. To the extent that you have identified a Secondary Source that you intend to use, please identify the Secondary Source and describe how the value of XRP is calculated by the valuation methods of the Secondary Source. To the extent that you do not yet have plans related to which Secondary Source you will use, please so state. Also, please revise to provide examples of the “available data” the Sponsor will consider to determine the fair price of XRP if the Pricing Benchmark, the Secondary Source or the principal market price are unavailable or deemed unreliable.

October 10, 2025

Response to Comment 9

The Registrant does have agreements with any third parties for use of their valuation methods and does not have an agreement with a Secondary Source.

Comment 10 – Creation and Redemption of Shares, page 97

Please revise the third paragraph of the subsection entitled “Creation Procedures” to address XRP rather than Solana.

Response to Comment 10

Pursuant to the Staff’s comment, the disclosure has been revised to address XRP.

Comment 11 – Suspension or Rejection of Redemption Orders, page 100

Please revise this section to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response to Comment 11

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Creation and Redemption of Shares” has been revised to include the following disclosure:

In the event that the Sponsor suspends the right of creation or redemption of Baskets, it shall notify Shareholders on the Trust’s website, in a prospectus supplement and/or through a current report on Form 8-K. Suspension of creation and redemption privileges may adversely impact how the Shares are traded and arbitraged in the secondary market, which could cause Shares to trade at levels materially different (premiums and discounts) from the value of their underlying XRP.

October 10, 2025

Comment 12 – Governing Law; Consent to Delaware Jurisdiction, page 108

We note the statement on page 108 that each Shareholder consents “to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware” and that, pursuant to the Trust Agreement, such clause “shall not apply to causes of action for violations of U.S. federal or state securities laws.” Please direct us to the portion of the Trust Agreement that contains these provisions.

Response to Comment 12

The Trust Agreement has not yet been finalized. However, the Registrant expects the referenced disclosure to be set forth in Section 10.03 of the Trust Agreement, set forth below.

Each party hereto, each Authorized Participant by its delivery of an Authorized Participant Agreement and each Registered Owner and Beneficial Owner by the acceptance of a Share irrevocably consents to the jurisdiction of the courts of the State of Delaware, and of any federal court located in New Castle County, Delaware, in connection with any action, suit or other proceeding arising out of or relating to the Shares, the Trust Property or this Agreement or any action taken or omitted under this Agreement and waives any claim of forum non conveniens and any objections as to laying of venue; provided however, that actions for violations of the Securities Act, or the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934 or the rules and regulations promulgated can be brought in any forum pursuant to applicable federal securities laws. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such Person at such Person’s address last specified for purposes of notices hereunder.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle